Filed by Cerberus Telecom Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Cerberus Telecom Acquisition Corp.

Commission File No. 001-39647

KORE ranks among top three vendors in 2021 Gartner Critical Capabilities Assessment

ATLANTA, Aug. 9, 2021 /PRNewswire/ – KORE, a global leader in Internet of Things (“IoT”) solutions and worldwide IoT Connectivity-as-a-Service (“loT CaaS”), today announced Gartner has recognized the company as a top three provider out of a broad field of vendors for two managed IoT connectivity use cases.

KORE ranked as one of three providers, and the only global, independent IoT company, with the highest capability scores for the “Outsourced IoT Connectivity” and “Managed Complex and Diverse IoT Connectivity” use cases assessed in the newly released Gartner research report. The Critical Capabilities for Managed IoT Connectivity Services, Worldwide1 report published on 31 May 2021.

This latest assessment by Gartner analysts clearly states the business problem most IT and Infrastructure & Operations (I&O) leaders face, when executing an IoT strategy: “Building an IoT-enabled business is complex due to the variety of the components needed — spanning from the edge hardware to different connectivity technologies, management platforms and analytics.”

An IoT connectivity ecosystem with specific capabilities is required to help enterprises solve for this problem. Making up “the eight critical capabilities against which Gartner analysts assessed providers for this report, were: sourcing and logistics management, connectivity management portal, service management and support, SIM and subscription management, device management, application management, security management, and multisourcing service integration (MSI).”

[1]	Gartner, “Critical Capabilities for Managed IoT Connectivity Services, Worldwide,” Pablo Arriandiaga, Eric Goodness, Leif-Olof Wallin, Jonathan Davenport, 31 May 2021.

The report also presented a number of specific findings, including: “Multinationals are struggling to find a single provider for 3GPP LPWA networks (LTE-M or NB-IoT) due to immaturity of standards, interconnection and lack of roaming agreements.” Additionally: “Enterprises are increasingly looking at eSIM as a solution for enabling more flexibility selecting local connectivity providers with bring-your-own-connectivity scenarios and decoupling the IoT connectivity management platform from the underlying connectivity provider.” Both findings highlight the degree to which the IoT ecosystem is fragmented.

KORE believes it rated high in the use cases due to its one-stop-shop approach that includes industry-led go-to-market efforts guided by subject matter experts with deep and specific vertical expertise, its technology platform, the vast number of carrier integrations it has globally, and its customer service prowess.

KORE President and CEO Romil Bahl said upon the release of the report: “Our customers have consistently told us that the complexity of IoT deployments is their No. 1 issue. We have listened and responded aggressively. Over the past three years, we have reimagined our IP and full technology stack, expanded our IoT Solutions and Managed Services capabilities, shifted to an industry-led market approach, and improved our customer experience -- a transformation to a one-stop shop across connectivity, solutions and analytics with a clear goal: to tackle the complexity problem head on and simplify IoT so that enterprises can make a difference in their businesses and in the world around us.”

Gartner Disclaimer

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the Copyright and Quote Policy highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About KORE

KORE is a pioneer, leader, and trusted advisor delivering mission-critical IoT solutions and services. We empower organizations of all sizes to improve operational and business results by simplifying the complexity of IoT. Our deep IoT knowledge and experience, global reach, purpose-built solutions, and deployment agility accelerate and materially impact our customers’ business outcomes. For more information, visit www.korewireless.com.

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Media and Investor Contact KORE

Jean Creech Avent

Vice President, Investor Relations and Public Relations

+1-843-986-8229

jcreechavent@korewireless.com

Important Information and Where to Find It

This press release includes information related to the proposed merger transaction announced previously involving Cerberus Telecom Acquisition Corp. (“CTAC”) and KORE. CTAC and King Pubco, Inc. (“Pubco”) filed a registration statement on Form S-4 with the SEC, which includes a proxy statement of CTAC and a prospectus of Pubco, and CTAC will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of CTAC, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CTAC are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CTAC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CTAC with the SEC may be obtained free of charge from CTAC’s website at www.cerberusacquisition.com or upon written request to Cerberus Telecom Acquisition Corp., 875 Third Avenue, New York, NY 10022.

This press release, similar to the previous announcement, does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

CTAC, KORE and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CTAC, in favor of the approval of the merger. Information regarding CTAC’s and KORE’s directors and executive officers and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described above.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations. These statements are based on various assumptions and on the current expectations of CTAC or KORE’s management. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor or other person as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CTAC and/or KORE. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; risks related to the rollout of KORE’s business and the timing of expected business milestones; changes in the assumptions underlying KORE’s expectations regarding its future business; the effects of competition on KORE’s future business; and the outcome of judicial proceedings to which KORE is, or may become a party. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KORE presently does not know or that KORE currently believes are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect KORE’s expectations, plans or forecasts of future events and views as of the date of this press release. KORE and CTAC anticipate that subsequent events and developments will cause these assessments to change. However, while KORE and/or CTAC may elect to update these forward-looking statements at some point in the future, each of KORE and CTAC specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KORE’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.